Exhibit 99.2

HIGHWAY HOLDINGS LIMITED

incorporated in the British Virgin Islands

Company No. 32576

(the "Company")

CERTIFIED EXTRACT OF RESOLUTION OF THE DIRECTORS OF THE COMPANY
PURSUANT TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

ADOPTED ON 10TH NOVEMBER 2019

RESOLVED that the existing Article 8.1 of the Articles of Association of the Company be deleted in its entirety and the following be substituted in lieu thereof:

"8.1 The first directors of the Company shall be appointed by the first registered agent within 6 months of the date of Incorporation of the Company; and thereafter, the directors shall be elected by a plurality of the votes cast by the Shareholders at a duly convened and constituted meeting of the Shareholders. The candidates (each being a person nominated for election to the board of directors in accordance with Regulation 7) receiving the highest number of affirmative votes, up to the number of directors to be elected, shall be elected with effect from immediately after the conclusion of the meeting of Shareholders; votes against any candidate and votes withheld shall have no legal effect."

Dated this 2nd day of December, 2019.

Harneys Corporate Services Limited

Registered Agent